

DIVISION OF

CORPORATION FINANCE

Mail Stop 3561

June 12, 2009

<u>Via U.S. Mail</u>

K. Rupert Murdoch
Chairman and Chief Executive Officer
News Corporation
1211 Avenue of the Americas
New York, New York 10036

> **Re: News Corporation**
> **Form 10-K for the Fiscal Year Ended**
> **June 30, 2008**
> **Filed August 13, 2008**
> **File No. 001-32352**

Dear Mr. Murdoch:

    We have reviewed your responses to the comments in our letter dated May 1, 2009 and have the following comments in response.

<u>Schedule 14A</u>

1. We note the form of letter agreement, filed with your correspondence to the staff dated May 27, 2009, that would preclude Mr. DeVoe from receiving any equity awards or grants based upon the achievement of pre-determined business unit targets pursuant to the program discussed in your previous correspondence to the staff dated January 12, 2009, February 17, 2009 and March 6, 2009 (the "matching award program".) We note, further, that you expect this letter agreement will be finalized prior to the distribution of those equity awards or grants for the fiscal year ending June 30, 2009. Please confirm that if the letter agreement is not signed, you will disclose the targets. Your response to our prior comment 1 appears to be qualified by whether Mr. DeVoe receives an equity award or grant under the matching award program for the fiscal year ending June 30, 2009.

2. Please confirm that if the letter agreement is executed by the parties, you will provide us with a copy of that finalized letter agreement between News

Corporation and Mr. DeVoe precluding him from receiving equity awards or grants based upon the matching award program.

3. We note that the form of letter agreement applies only to awards or grants of restricted shares for the fiscal year ended June 30, 2009. Please tell us whether you intend to reinstate the matching award program, or a similar program, in subsequent fiscal periods. If so, please confirm that you will disclose in future filings the performance targets related to any such program to the extent achievement of the targets would affect the compensation payable to your named executive officers.

* * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

Please contact Matthew Spitzer at (202) 551-2502 or me at (202) 551-3314 with any other questions.

Sincerely,

Daniel Morris
Attorney-Advisor

cc: Amy Bowerman Freed, Esq.
        Via Facsimile (212) 918-3100